March 17, 2026

Flavia Pease
Chief Financial Officer, Executive Vice President
INSULET CORP
100 Nagog Park
Acton, Massachusetts 01720

       Re: INSULET CORP
           Form 10-K for Fiscal Year Ended December 31, 2025
           Filed February 18, 2026
           File No. 001-33462
Dear Flavia Pease:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2025
Note 3. Segment and Geographic Data, page 53

1. Please expand your disclosures to explain how the CODM uses consolidated operating
       income and net income in assessing each segment   s performance and
deciding how to
       allocate resources. Refer to the guidance in ASC 280-10-50-29(f) along with the example in ASC 280-10-55-47(bb).



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.
 March 17, 2026
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Industrial Applications and
                 Services